UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. [____])*

                                  BLUEFLY, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    096227103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Maverick Capital, Ltd.
                           Attention: General Counsel
                         300 Crescent Court, 18th Floor
                               Dallas, Texas 75201
                                 (214) 880-4000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 5, 2006

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

----------------------------------------------             ---------------------
CUSIP No.  096227103                                       Page 2 of 13 Pages
----------------------------------------------             ---------------------

--------------- ----------------------------------------------------------------
      1
                NAME OF REPORTING PERSONS

                Maverick Capital, Ltd.


                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                75-2482446

--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                (a)  [   ]
                (b)  [ x ]
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      3
                SEC USE ONLY



--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      4
                SOURCE OF FUNDS (See Instructions)

                WC
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

---------------
--------------- ----------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------- ----------------------------------------------------------------
--------------------------------- ---------- -----------------------------------

                                      7      SOLE VOTING POWER
           NUMBER OF
             SHARES                          30,386,297
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                      8      SHARED VOTING POWER

                                             0
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                      9      SOLE DISPOSITIVE POWER

                                             30,386,297
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                     10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------- ---------- -----------------------------------
--------------- ----------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,386,297
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [  ]
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.9%
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON (See Instructions)

                IA
--------------- ----------------------------------------------------------------

----------------------------------------------             ---------------------
CUSIP No.  096227103                                       Page 3 of 13 Pages
----------------------------------------------             ---------------------

--------------- ----------------------------------------------------------------
      1
                NAME OF REPORTING PERSONS

                Maverick Capital Management, LLC


                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                75-2686461
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                (a)  [   ]
                (b)  [ x ]
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      3
                SEC USE ONLY



--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      4
                SOURCE OF FUNDS (See Instructions)

                WC
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

---------------
--------------- ----------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------- ----------------------------------------------------------------
--------------------------------- ---------- -----------------------------------

                                      7      SOLE VOTING POWER
           NUMBER OF
             SHARES                          30,386,297
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                      8      SHARED VOTING POWER

                                             0
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                      9      SOLE DISPOSITIVE POWER

                                             30,386,297
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                     10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------- ---------- -----------------------------------
--------------- ----------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,386,297
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [  ]
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.9%
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON (See Instructions)

                HC
--------------- ----------------------------------------------------------------

----------------------------------------------             ---------------------
CUSIP No.  096227103                                       Page 4 of 13 Pages
----------------------------------------------             ---------------------

--------------- ----------------------------------------------------------------
      1
                NAME OF REPORTING PERSONS

                Lee S. Ainslie III


                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                (a)  [   ]
                (b)  [ x ]
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      3
                SEC USE ONLY



--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      4
                SOURCE OF FUNDS (See Instructions)

                WC
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

---------------
--------------- ----------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------- ----------------------------------------------------------------
--------------------------------- ---------- -----------------------------------
                                      7      SOLE VOTING POWER
           NUMBER OF
             SHARES                          30,386,297
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                      8      SHARED VOTING POWER

                                             0
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                      9      SOLE DISPOSITIVE POWER

                                             30,386,297
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------

                                     10      SHARED DISPOSITIVE POWER

                                             0
--------------------------------- ---------- -----------------------------------
--------------- ----------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,386,297
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [  ]
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.9%
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------- ----------------------------------------------------------------

CUSIP NO. 096227103                                        PAGE 5 OF 13 PAGES

Item 1.       Security and Issuer.

                    This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Bluefly, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 42 West 39th Street, 9th Floor, New York, New York 10018.

Item 2.       Identity and Background.

                    (a) This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                           (i) Maverick Capital, Ltd. ("Maverick Capital"), a limited partnership organized under the laws of Texas;
                           (ii)     Maverick Capital Management, LLC
                                    ("Maverick"), a limited liability company organized under the laws of Texas; and
                           (iii) Lee S. Ainslie III ("Mr. Ainslie"), a natural person.

                  (b) - (c)  The Reporting Persons

                    Maverick Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment manager of portfolio funds which hold Shares of the Issuer, as more particularly described in Item 6 below. Maverick Capital has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

                    Maverick's principal business purpose is to serve as general partner of Maverick Capital. Maverick has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

                    Mr. Ainslie is a manager of Maverick who is granted sole
investment   discretion   pursuant  to  Maverick's   limited  liability  company
regulations. Mr. Ainslie has his principal office at 767 Fifth Avenue, 11th Floor, New York, New York 10153.

                    Mr. Evan A. Wyly ("Mr. Wyly") is also a manager and executive officer of Maverick and has his principal office at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

                    (d) - (e) During the past five years, to the best of the Reporting Persons' knowledge, neither the Reporting Persons nor Mr. Wyly have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

                    (f) Mr. Ainslie and Mr. Wyly are citizens of the United States.

CUSIP NO. 096227103                                        PAGE 6 OF 13 PAGES

 Item 3.      Source and Amount of Funds or Other Considerations.

                    On June 5, 2006, Maverick Capital, pursuant to the respective investment management agreements with Maverick Fund USA, Ltd. ("Fund USA"), Maverick Fund, L.D.C. ("Fund LDC") and Maverick Fund II, Ltd. ("Fund II" and together with Fund USA and Fund LDC, the "Portfolio Funds"), as more particularly referred to in Item 6 below, and on behalf of the Portfolio Funds entered into a Stock Purchase Agreement, by and among the Issuer, the Portfolio Funds and certain other investors (the "Purchase Agreement"), pursuant to which the Portfolio Funds agreed to purchase an aggregate of 30,487,805 Shares of the Issuer at a price of $0.82 per Share for an aggregate purchase price of $25,000,000. The number of Shares to be acquired was subsequently adjusted to 30,386,297 Shares for an aggregate purchase price of $24,916,763.54 as a result of the exercise of preemptive rights by certain holders of the Series D Convertible Preferred Stock prior to the closing date of the Purchase Agreement. Each of the Portfolio Funds used its own working capital to fund its portion of the purchase price.

Item 4.       Purpose of Transaction.

                    As described more fully in Item 3 above, this Statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                    The Reporting Persons were granted the right to designate a member of the Board of Directors (the "Board") of the Issuer (see Item 6 below). Additional unrelated investors, which are parties to the Purchase Agreement, were granted the right to designate an aggregate of four additional members of the Board of the Issuer.

                    Pursuant to Section 6.11 of the Purchase Agreement (the "Standstill Provisions") (which is incorporated herein by reference), each of the Portfolio Funds has agreed that it will not, without the approval of a majority of the independent directors of the Issuer, directly or indirectly, (i) for a period of three years from the closing date of the Purchase Agreement, purchase or acquire, or agree to purchase or acquire, any Shares or capital stock of the Issuer, including by means of a tender offer or "going private" transaction involving a merger; provided, however, that the foregoing restriction shall not apply to (w) any purchase of Shares in a subsequent financing pursuant to Section 6.12 of the Purchase Agreement, or (x) from and after the date which is eighteen months from the closing date of the Purchase Agreement, a purchase by the Portfolio Funds of Shares of capital stock, up to their respective share cap (as defined in the Purchase Agreement), (ii) for a period of five years from the closing date of the Purchase Agreement, except as provided in the Voting Agreement (as described in Item 6 below) or the Purchase Agreement, join a partnership, limited partnership, syndicate or other group within the meaning of Section 13(d) of the Act, including a group consisting of other investors, which are parties to the Purchase Agreement, for the purpose of acquiring, holding or voting any shares of capital stock of the Issuer, or (iii) for a period of three years from the closing date of the Purchase Agreement, seek to commence a proxy contest or other proxy solicitation for the purpose of modifying the composition of the Board.

CUSIP NO. 096227103                                        PAGE 7 OF 13 PAGES

                    Pursuant to the Standstill Provisions, each of the Portfolio Funds also agreed that, for a period of six months after the closing date of the Purchase Agreement, it will not sell or offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any Shares of the Issuer (other than the lending of such Shares held in brokerage accounts for margin purposes).

                    Upon the expiration of each of the Standstill Provisions, each of the Reporting Persons, on behalf of the Portfolio Funds, intend to review this investment on a regular basis and, as a result thereof, may at any time thereafter or from time to time thereafter determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other
transaction   would  be  made  in  compliance   with  all  applicable  laws  and
regulations. Notwithstanding anything contained herein, upon the expiration of the Standstill Provisions, each of the Reporting Persons specifically reserve the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Portfolio Funds; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

                    Except as set forth above, neither the Reporting Persons nor the Portfolio Funds have present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

                    (a) - (b) According to information filed by the Issuer with the Securities and Exchange Commission (the "SEC") on its most recent Form 10-Q for the quarterly period ended March 31, 2006, the number of Shares outstanding was 21,426,154 as of May 9, 2006. The Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 30,386,297 Shares. Based upon information known by

CUSIP NO. 096227103                                        PAGE 8 OF 13 PAGES

the Reporting Persons, but not yet contained in the most recently available filings by the Issuer with the SEC, such Shares constitute approximately 23.9% of the issued and outstanding Shares. Maverick is the general partner of Maverick Capital, and pursuant to the terms of Maverick's limited liability company regulations, Mr. Ainslie was appointed as manager of Maverick with sole investment discretion. As a result, Mr. Ainslie, directly and indirectly through Maverick Capital and Maverick, has the sole power to direct the vote and to direct the disposition of the 30,386,297 Shares.

                    (c) Except as disclosed in Item 3, neither the Reporting Persons nor, to the best of their knowledge, Mr. Wyly has effected any transaction in the Shares during the past sixty days.

                    (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

                    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    Maverick Capital, pursuant to separate investment management agreements, acts as investment manager of each of the Portfolio Funds. Pursuant to these agreements, Maverick Capital has discretionary investment management authority with respect to the assets of the Portfolio Funds. Such authority includes the power to vote and otherwise dispose of securities purchased by the Portfolio Funds, including the total 30,386,297 Shares of the Issuer held by the Portfolio Funds.

                    On June 5, 2006, Maverick Capital, pursuant to the respective investment management agreements with each of the Portfolio Funds, and on behalf of the Portfolio Funds entered into the Purchase Agreement pursuant to which the Portfolio Funds agreed to purchase and the Issuer agreed to sell an aggregate of 30,487,805 Shares of the Issuer at a price of $0.82 per Share for an aggregate purchase price of $25,000,000. The number of Shares to be acquired was subsequently adjusted to 30,386,297 Shares for an aggregate purchase price of $24,916,763.54 as a result of the exercise of preemptive rights by certain holders of the Series D Convertible Preferred Stock prior to the closing date of the Purchase Agreement. The Issuer also agreed to sell and Prentice-Bluefly, LLC ("Prentice") agreed to purchase an aggregate of 30,487,805 Shares of the Issuer at a price of $0.82 per Share for an aggregate purchase price of $25,000,000. The number of Shares to be acquired was subsequently adjusted to 30,386,297 Shares for an aggregate purchase price of $24,916,763.54 as a result of the exercise of preemptive rights by certain holders of the Series D Convertible Preferred Stock prior to the closing date of the Purchase Agreement.

                    Pursuant to Section 6.1(a) of the Purchase Agreement, the Issuer will use its commercially reasonable best efforts to: (i) prepare and file with the SEC a registration statement under the Securities Act of 1933 with respect to the offer and sale of the Shares within one hundred twenty days of the closing of the Purchase Agreement; and (ii) cause the

CUSIP NO. 096227103                                        PAGE 9 OF 13 PAGES

registration statement to be declared effective subject to receipt of necessary information from the Portfolio Funds, within one hundred eighty days of the closing of the Purchase Agreement.

                    Pursuant to Section 6.1(f) of the Purchase Agreement, the Portfolio Funds were granted certain "piggy-back" registration rights, which, if exercised, entitle the Portfolio Funds to participate in registered offerings by the Issuer.

                    Pursuant to Section 6.12 of the Purchase Agreement, for a period of one year from the closing of the Purchase Agreement and subject to certain restrictions and limitations, the Portfolio Funds were granted the right of first refusal on future financings by the Issuer of the Shares or common stock equivalents.

                    The foregoing summary of the terms of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated herein by reference and which has been filed as an exhibit to the Issuer's Current Report on Form 8-K, filed with the SEC on June 7, 2006.

                    Upon the closing of the Purchase Agreement, the Portfolio Funds, Quantum Industrial Partners LDC ("QIP"), SFM Domestic Investments, LLC ("SFM" and together with QIP, the "Soros Parties"), Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XLIII, LLC, PEC I, LLC (collectively, the "Prentice Parties"; the Soros Parties, the Portfolio Funds and the Prentice Parties, collectively, the "Stockholders") and the Issuer entered into a voting agreement (the "Voting Agreement") pursuant to which the Soros Parties are entitled to designate three members to serve on the Board, the Portfolio Funds are entitled to designate one member to serve on the Board and the Prentice Parties are entitled to designate one member to serve on the Board.

                    Pursuant to Section 1.2 of the Voting Agreement, each of the Stockholders agreed to vote all Shares of the Issuer owned by them in favor of the persons designated by each of the Stockholders. Additionally, the Stockholders agreed that for a period of six months after the closing of the Purchase Agreement, they will not vote any Shares of the Issuer owned by them in favor of any merger, consolidation, sale or other similar transaction involving the sale of any outstanding Shares of the Issuer.

                    Pursuant to Section 1.5(b) of the Voting Agreement, if the Portfolio Funds dispose of their Shares of the Issuer so that they own less than the greater of 50% of their current Shares or the minimum number of Shares that are required to be owned under applicable Nasdaq rules which would allow the Portfolio Funds to designate one director to serve on the Board (a "Maverick Termination Event"), they shall cause the director designated by them to resign from the Board.

                    Pursuant to Sections 1.5(a) and (c) of the Voting Agreement, if either the Soros Parties or the Prentice Parties (each a "Disposing Party") disposes of their Shares of the Issuer so that a Disposing Party owns less than a specified percentage of their current Shares, then such Disposing Party shall cause a director or directors designated by them to resign from the Board.

CUSIP NO. 096227103                                        PAGE 10 OF 13 PAGES

                    Pursuant to Section 2.3(b) of the Voting Agreement, the rights and obligations of the Portfolio Funds under the Voting Agreement (except with respect to Section 1.5(b)) shall automatically terminate upon occurrence of a Maverick Termination Event.

                    As a result of the Voting Agreement, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) with the Soros Parties and the Prentice Parties. The Reporting Persons disclaim that they are acting as a group with either the Soros Parties or the Prentice Parties and disclaim beneficial ownership of, or pecuniary interest in, any Shares owned by the Soros Parties or the Prentice Parties.

                    The foregoing summary of the terms of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated herein by reference and which has been filed as an exhibit to the Issuer's Current Report on Form 8-K, filed with the SEC on June 7, 2006.

                    Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, Mr. Wyly or between any of the Reporting Persons and any other person or, to the best of their knowledge, Mr. Wyly and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.       Materials to be Filed as Exhibits.

                    The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP NO. 096227103                                        PAGE 11 OF 13 PAGES

                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 15, 2006

                                     MAVERICK CAPITAL, LTD.

                                     By: Maverick Capital Management, LLC,
                                     its General Partner

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     MAVERICK CAPITAL MANAGEMENT, LLC

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     LEE S. AINSLIE III

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

CUSIP NO. 096227103                                        PAGE 12 OF 13 PAGES

                                  EXHIBIT INDEX
                                  -------------


A. Joint Filing Agreement, dated as of June 15, 2006, by and among Maverick Capital, Maverick and Mr. Ainslie.

B. Stock Purchase Agreement, dated as of June 5, 2006, by and among the Portfolio Funds, Prentice, the Soros Parties and the Issuer.
             (1)

C.            Form of Voting Agreement.(2)

D.            Power of Attorney, dated as of February 13, 2003, granted by Mr.
              Ainslie in favor of John T. McCafferty.(3)



--------------------
1       Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the SEC on June 7, 2006.

2       Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the SEC on June 7, 2006.

3       Incorporated by reference to Maverick Capital's Schedule 13G filed with
SEC on February 14, 2003.

USIP NO. 096227103                                        PAGE 13 OF 13 PAGES

                                                                     Exhibit A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that this Statement on this Schedule 13D, dated June 15, 2006 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Bluefly, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of June 2006.


                                     MAVERICK CAPITAL, LTD.

                                     By: Maverick Capital Management, LLC,
                                     its General Partner

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003


                                     MAVERICK CAPITAL MANAGEMENT, LLC

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003


                                     LEE S. AINSLIE III

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003